July 20, 2010

Christy Adams, Senior Staff Accountant
Division of Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Extension of Time for Filing Response to the SEC’s Request for Information
Regarding the 2009 Form 20F for Commtouch Software Ltd., File No. 0-26495

Dear Ms. Adams:

Further to your letter to Ron Ela, CFO of Commtouch Software Ltd. (the “Company”) dated July 13, 2010 (received by the Company on July 16) and your voicemail to the undersigned earlier today in which you advised that an extension for filing a response is permissible, this is to confirm that the Company intends to file its response to the subject request for information on or before August 5, 2010.

Should you have any questions regarding this extension, please feel free to contact the undersigned at the phone number below for the US office.  Thank you.

Sincerely,

/s/ Gary Davis

Gary Davis
VP, General Counsel and Corp. Secretary

Copy: Ron Ela, CFO

U.S. Office: 292 Gibraltar Drive, Ste. 107 Sunnyvale, CA 94089 Tel: 650-864-2290 Fax: 650-864-2006	International Office: 4A Hazoran Street (P.O. Box 8511) Poleg Industrial Park Netanya, Israel 42504 Tel: 972-9-8636888 Fax: 972-9-8636863